UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
ServiceSource International, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Common Stock, $0.0001 Par Value (Title of Class of Securities)
81763U100 (CUSIP Number of Class of Securities) (Underlying Options to Purchase Common Stock)

Michael A. Smerklo
Chief Executive Officer
634 Second Street
San Francisco, California 94107
(415) 901-6030

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Paul D. Warenski Executive Vice President, General Counsel and Secretary 634 Second Street San Francisco, California 94107 (415) 901-6030	Tony Jeffries Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$6,688,344	$912.29

* Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer's common stock that are eligible for the offer will be tendered pursuant to this offer. These options have an aggregate value of $6,688,344 as of December 18, 2012, calculated based on a Black-Scholes-Merton option pricing model.

** The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of the transaction.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.
☒  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the "Offer") by ServiceSource International, Inc., a Delaware corporation ("ServiceSource" or the "Company"), to exchange certain outstanding options for new options to purchase shares of Company common stock as set forth under the Offer to Exchange Certain Outstanding Options for New Options dated December 21, 2012 (the "Offer to Exchange"), which is filed as Exhibit (a)(1)(A) hereto and incorporated herein by reference.

This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange, which, as may be amended or supplemented from time to time, constitutes the Offer, and which is filed as Exhibit (a)(1)(A) hereto. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The information set forth under "Summary Term Sheet" in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and address.

The name of the issuer is ServiceSource International, Inc., a company organized under the laws of the State of Delaware, and the address of its principal executive office is 634 Second Street, San Francisco, California 94107. ServiceSource's telephone number is (415) 901-6030. The information set forth in the Offer to Exchange under Section 10, "Information concerning ServiceSource," is incorporated herein by reference.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by ServiceSource to holders of certain outstanding options to purchase its common stock granted under the ServiceSource International, Inc. 2008 Share Option Plan (the "2008 Plan") and the ServiceSource International, Inc. 2011 Equity Incentive Plan (the "2011 Plan" and, together with the 2008 Plan, the "Plans") with an exercise price greater than $5.75 per share, whether vested or unvested, to exchange certain of their outstanding options for new options to purchase shares of the Company's common stock upon the terms and subject to the conditions described in (i) the Offer to Exchange attached hereto as Exhibit (a)(1)(A), (ii) the forms of cover email attached hereto as Exhibit (a)(1)(B), (iii) the election form attached hereto as Exhibit (a)(1)(C) and (iv) the withdrawal form attached hereto as Exhibit (a)(1)(D).

As of December 18, 2012, there were options to purchase approximately 5,270,933 shares of the Company's common stock outstanding and eligible to participate in this Offer.

(c) Trading market and price.

The information with respect to the Company's common stock set forth in the Offer to Exchange under Section 8, "Price range of shares underlying the options," is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material terms.

The information set forth in the Offer to Exchange under "Summary Term Sheet," "Eligibility" (Section 1), "Number of New Options; Expiration Date" (Section 2), "Procedures for electing to exchange options" (Section 4), "Withdrawal rights and change of election" (Section 5), "Acceptance of options for exchange and issuance of New Options" (Section 6), "Conditions of the offer" (Section 7), "Source and amount of consideration; terms of New Options" (Section 9), "Status of options acquired by us in the offer; accounting consequences of the offer" (Section 12), "Legal matters; regulatory approvals" (Section 13), "Material U.S. federal income tax consequences" (Section 14), "Material income tax consequences and certain other considerations for employees who reside outside the U.S" (Section 15), and "Extension of offer; termination; amendment" (Section 16), is incorporated herein by reference.

(b) Purchases.

All employees, including the Company's executive officers, are eligible to participate in the Offer. The Company's non-employee directors are not eligible to participate in the Offer. The information set forth in the Offer to Exchange under Section 11, "Interests of directors and executive officers; transactions and arrangements concerning the options," is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements involving the subject company's securities.

The information set forth in the Offer to Exchange under Section 9, "Source and amount of consideration; terms of New Options," and Section 11, "Interests of directors and executive officers; transactions and arrangements concerning the options," is incorporated herein by reference. The eligible option plans and related option agreements are incorporated herein by reference as Exhibits (d)(1) through (d)(3) and contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange under "Summary Term Sheet" and Section 3, "Purpose of the offer" is incorporated herein by reference.

(b) Uses of securities acquired.

The information set forth in the Offer to Exchange under Section 6, "Acceptance of options for exchange and issuance of New Options," and Section 12, "Status of options acquired by us in the offer; accounting consequences of the offer," is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange under Section 3, "Purpose of the offer," is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Sources of funds.

The information set forth in the Offer to Exchange under Section 9, "Source and amount of consideration; terms of New Options," and Section 17, "Fees and expenses," is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offer to Exchange under Section 7, "Conditions of the offer," is incorporated herein by reference.

(d) Borrowed funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities ownership.

The information set forth in the Offer to Exchange under Section 11, "Interests of directors and executive officers; transactions and arrangements concerning the options," is incorporated herein by reference.

(b) Securities transactions.

The information set forth in the Offer to Exchange under Section 11, "Interests of directors and executive officers; transactions and arrangements concerning the options," is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations.

Not applicable.

Item 10. Financial Statements.

(a) Financial information.

The information set forth in the Offer to Exchange under Section 10, "Information concerning ServiceSource," and under Section 19, "Financial statements," is incorporated herein by reference.

(b) Pro forma information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, regulatory requirements and legal proceedings.

The information set forth in the Offer to Exchange under Section 11, "Interests of directors and executive officers; transactions and arrangements concerning the options," and Section 13, "Legal matters; regulatory approvals," is incorporated herein by reference.

(c) Other material information.

Not applicable.

Item 12. Exhibits.

The Index to Exhibits attached to this Schedule TO is incorporated herein by reference.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SERVICESOURCE INTERNATIONAL, INC.

/s/ Paul D. Warenski
Paul D. Warenski
Executive Vice President, General Counsel and Secretary

Date: December 21, 2012

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated December 21, 2012
(a)(1)(B)	Forms of Cover Email to Eligible Employees
(a)(1)(C)	ServiceSource International, Inc. Offer to Exchange Certain Outstanding Options for New Options-Election Form
(a)(1)(D)	ServiceSource International, Inc. Offer to Exchange Certain Outstanding Options for New Options-Withdrawal Form
(a)(1)(E)	Form of Reminder Email to Eligible Employees
(a)(1)(F)	Form of Reminder Email to Eligible Employees (Last Day)
(a)(1)(G)	Form of Confirmation Email to Eligible Employees who Elect to Participate in the Offer to Exchange Certain Outstanding Options for New Options
(a)(1)(H)	Screenshots from offer website
(b)	Not applicable
(d)(1)

2008 Share Option Plan and form of agreement thereunder (incorporated herein by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-171271), filed on December 20, 2010)

(d)(2)

2011 Equity Incentive Plan and forms of agreements thereunder (incorporated herein by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-8 (Registration No. 333-173116), filed on March 28, 2011)

(d)(3)	2011 Equity Incentive Plan current forms of award agreements (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed on May 4, 2012)
(g)	Not applicable
(h)	Not applicable